FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

October 11, 2016

Mr. Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4628

Re:	Gran Tierra Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-34018

Ladies and Gentlemen:

Set forth below are the responses of Gran Tierra Energy Inc. (“Gran Tierra,” the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 26, 2016, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2015, File No. 001-34018, filed with the Commission on February 29, 2016 (the “2015 Form 10-K”).

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with this confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information Requests (17 C.F.R. § 200.83). The location of the information subject to the confidential treatment request is indicated in the EDGAR submission with [***]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which we are requesting confidential treatment.

In accordance with Rule 83, we are requesting confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Letter”) and (b) the accompanying Request (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Suite 900, 520 – 3rd Avenue SW Calgary, Alberta, Canada, T2P 0R3            (403) 265-3221 Fax (403) 265-3242             www.grantierra.com

GTE-001

Confidential Treatment Requested by Gran Tierra Energy Inc.

In accordance with Rule 83, this Letter has been clearly marked with the legend “Confidential Treatment Requested by Gran Tierra Energy Inc.” and each page is marked for the record with the identifying numbers and code “GTE-001” through “GTE-005.”

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text. All references to page numbers and captions correspond to the 2015 Form 10-K unless otherwise specified.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

Critical Accounting Policies and Estimates, page 68

Goodwill, page 71

1.	We note your disclosure indicating that you performed your impairment test as of December 31, 2015 and concluded that goodwill, related entirely to the Colombia reporting unit, was not impaired. If any of the reporting units are at risk or are reasonably likely to fail step one in a future goodwill impairment test under FASB ASC 350-20-35-4 through 8, please disclose the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	A description of how the key assumptions were determined for your low, medium, and high valuation cases in estimating the fair value of the Colombia reporting unit;

•	A discussion of the degree or extent of uncertainty associated with the key assumptions, including specific details underlying your assessments; and

•	A description of any reasonably likely events or changes in circumstances, including consideration of the recent acquisitions, that could negatively affect your key assumptions.

If you have concluded that material goodwill does not exist at any reporting units that are at risk of failing step one, please submit supplementally for review the quantitative and qualitative assessments that you have made in formulating this view.

If you require further clarification or guidance please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Financial Reporting Release No. 72, as it pertains to disclosures about Critical Accounting Estimates in Management’s Discussion and Analysis, codified in FRC §501.14.

GTE-002

Response:

We performed our impairment test as of December 31, 2015, and concluded that goodwill, related entirely to the Colombia reporting unit, was not impaired and was not at risk of failing step one.

We disclosed the following in the ‘Critical Accounting Policies and Estimates’ section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2015 Form 10-K: “At December 31, 2015, we performed a valuation of our Colombia reporting unit and passed the first step of the goodwill impairment test at each of the low, medium, and high valuation cases.”

Based on the valuation, the fair value of the Colombian reporting unit exceeded its carrying amount at December 31, 2015, based on the low, medium, and high valuation cases. The goodwill impairment assessment resulted in fair value in excess of carrying value of [***] in the low, medium, and high valuation cases, respectively.

Factors that contributed to the goodwill valuation cushion are: the valuation uses forward curve oil prices; goodwill is supported by our most prolific assets; the goodwill arose on assets acquired at relatively low fair values due to the pricing environment at the time of their purchase; and the carrying value of the Colombian reporting unit, against which the fair value was compared, had been reduced by $140.7 million ($232.4 million of impairment before deferred income tax recovery of $91.7 million) as a result of the prescribed USGAAP full cost pool ceiling test (Rule 4.10 of Regulation S-X), which is not a fair value test. Our year-end 2015 valuation was based on reserve reports with an effective date of December 31, 2015, prepared by our independent third party reserves engineer, using their December 31, 2015 forward curve price deck. The medium valuation case was based on management’s best estimate of future cash flows, with the low and high valuation cases based on cash flows reduced and increased by [***]. The forward curve used by our independent third party reserves engineer was within a +/- 10% spread from the mean of twenty-five forecasters, including reservoir engineering firms and major banks.

The discount factors used in the evaluation were [***] for proved reserves and [***] for proved plus probable reserves. We performed an assessment of these discount factors to ensure they were reasonable and within the range of our weighted average cost of capital. We engaged an independent expert to assist with our assessment of discount factors at December 31, 2015.

Undeveloped land was valued based on management’s assessment of [***] per acre for acreage in the area. We considered recent market transactions in our Colombian reporting unit’s area of operation, but available market data was very limited. Based on our recent corporate acquisitions, [***] per acre appeared reasonable. We also ran a sensitivity test on the goodwill impairment assessment and passed based on the low, medium and high cases on an undeveloped land value of [***] per acre.

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[TEXT FROM PAGE GTE-003 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

Confidential Treatment Requested by Gran Tierra Energy Inc.

We also compared the fair value of our reporting units to our market capitalization at December 31, 2015 and concluded that the implied market premiums in the low, medium and high cases were reasonable in relation to our peers.

We have provided to the Staff in Annex A additional information with respect to the quantitative and qualitative assessments that we made in formulating our view that material goodwill does not exist at any reporting units that are at risk of failing step one.

* * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Sincerely,

Gran Tierra Energy Inc.

By:	/s/ Ryan Ellson
Ryan Ellson
Chief Financial Officer

cc:	Gary Guidry, Gran Tierra Energy Inc.
David E. Hardy, Gran Tierra Energy Inc.
Douglas E. McWilliams, Vinson & Elkins L.L.P.

GTE-004

Confidential Treatment Requested by Gran Tierra Energy Inc.

Annex A

[***]

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[TEXT FROM PAGE GTE-005 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]